G R U P P O · M E D I A S E T



82-4515

12g3-2(b)

RECEIVED
2005 JUN -6 A 8:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL



05008772

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1st June 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of May.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

Barbara Corvi
(Corporate affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET
MEDIASET

Today Telecinco our controlled company has disclosed the following press release:

Madrid, 4 May, 2005

First quarter of 2005

FOLLOWING RECORD RESULTS IN 2004, TELECINCO GROWS ITS NET PROFIT BY 58.7% IN THE FIRST QUARTER OF 2005

- **For the fourth quarter running, Telecinco is the most watched television channel in terms of day-total audience (22.5%), the prime time leader (23.5%) and the commercial target leader (24.6%)**
- **Telecinco ended the first quarter of the year with a net profit of €64.5 million**
- **Publiespaña's gross advertising revenues for the first quarter grew by 20.1% to a record €203.7 million**
- **Telecinco's net revenues rose by 23.1% to a record €213.2 million in the first quarter of the year**
- **Telecinco's gross operating margin EBITDA grew by 58.9% to €96.2 million**

Following a record 2004, Telecinco began 2005 with new successes: with a **22.5% share** in the first quarter of 2005 – its all-time best quarter figure -, Telecinco was the most watched television channel in terms of total-day audience, **prime time audience (23.5%)** and **commercial target (24.6%).**

Telecinco has seen its best-ever quarter with a **22.5%** audience share – up 0.4 point on the same period of 2004 – compared with Antena 3 TV's 21.1% and TVE1's 19.3%. The strength and success of Telecinco's programmes has made it possible for the channel to end as audience leader in **60%** of the days between January and March 2005.

In addition, the channel has renewed its leadership in the **prime time,** the time slot with the highest television consumption and advertising spending, with an average audience share of **23.5%**. Antena 3 TV ranked second with 22.3% and TVE 1 third with 19.2%.

	Telecinco	Antena 3 TV	TVE 1
Day-total	**22.5%**	21.2%	19.3%

Prime Time	**23.5%**	22.3%	19.2%
Commercial target	**24.6%**	22.2%	16.0%

Telecinco leads the market with a **24.6%** audience share, 2.4 points ahead of Antena 3 TV (22.2%) and 8.6 points ahead of TVE 1 (16%) in terms of commercial target: individuals between 13 and 54 years old, of all social classes except the lower class, and residents in urban areas of over 10,000 inhabitants.

Telecinco ends the first quarter of the year with record net revenues of €213.2 million

As for Telecinco's financial results, the excellent audience share figures, among other variables, translated into a **net revenues of €213.2 million** for the first quarter of 2005, up 23.1%. **Net profit** grew to **€64.5 million, 58.7%** more than the same period of 2004 (€40.7 million).

Publiespaña reported **record gross advertising revenues of €203.7 million**, an increase of **20.1%** on the same period of 2004 (€169.6 million). This growth – which adds to the 21.2% increase for the first quarter of 2004 on the same period of 2003 – is the result of the company's service, quality and creativity strategy.

The channel reported a **58.9%** growth in **gross operating margin EBITDA** for the first quarter of the current fiscal year (**€96.2** million euros).

A honed cost containment policy

This exceptional financial outcome is the direct result of Telecinco's undisputed audience share leadership, successful management of advertising space and honed **cost containment policy**, with costs up by only **3.3%** during the first three months of 2005

TELECINCO PRESS OFFICE

Combined results

The consolidated financial results for the first quarter of 2005 and are presented in accordance with IAS-IFRSs, applied to Telecinco as of 1 January, 2005, as well as the combined results for the first quarter of 2004, included for comparative purposes.

Mediaset Press Office 02-25149579
e-mail: ufficiostampa@mediaset.it
www.gruppomediaset.it


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

BOARD APPROVES 2004 RESULTS RECLASSIFIED AS PER NEW "IAS/IFRS" ACCOUNTING STANDARDS

PRINCIPAL EFFECT: NET PROFIT AT €549.6 MILLION (+ €49.4 MILLION)

The Board of Directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, approved the comparative results for 2004 prepared in conformity with new international accounting standards (IAS/IFRS), standards which are mandatory for the consolidated accounts of European listed companies from 2005.

Mediaset, among the first companies in Italy to do so, will apply the new principles starting with the report for the first quarter of 2005, as foreseen in the Consob resolution14990 of 14th April 2005.

In particular, today's Board Meeting examined:

- The balance sheet as at 1st January 2004 prepared applying the new principles retrospectively, booking differences generated to net assets
- The consolidated income statement and balance sheet for 2004 and the first quarter of 2004

As already announced, the consolidated results for the first quarter of 2005 will be approved by the Board of Directors at a meeting to be held on 17th May 2005.

The principal effects of the adoption of the new accounting principles on the company's accounts for 2004 are as follows:

- The **Group's consolidated net assets** at **1st January 2004** go from €2,591.9 million to €2,581.4 million, a reduction of €10.5 million, largely as a result of the reclassification of company shares in the portfolio reducing the share capital.
- **Consolidated net revenues** for 2004 go from €3,441.6 million to €3,434.0 million, a changes of -€7.5 million entirely related to the Group's Italian activities.
- The Group's **operating profit** for 2004 goes from €1,034.2 million to €1,090.6 million, with a positive variation of €56.4 million, mainly attributable to the absence of the amortisation of goodwill, in particular that deriving from the consolidation of Telecinco (€47.8 million).
- The **net profit**, attributable to the Group, for 2004 goes from □500.2 million to □549.6 million.
- The figures for the **first quarter of 2004** reclassified according to the new principles show net revenues of €848.2 million (-€2.5 million), operating

profit of €283.9 million (+ €9,7 million) and net profit of €156.9 million (+€9.7 million compared with 2004) including an estimate of taxation.

- The Group's **consolidated net assets** at **31 December 2004** went from €2,820.8 million to €2,877.8 million, an increase of €57.0 million.

It should also be noticed that the adoption of IAS 32 and 39 from 1st January 2005 will involve limited accounting effects, mainly for the consolidated net financial position, and without any impact on the Group's liquidity.

The Mediaset Group will adopt the new international accounting principles (IAS/IFRS) starting with the consolidated report of the first quarter to 31st March 2005.

The reconciliation of balances as at 1st January 2004 and those of the accounts and the balance sheet for the year 2004, have been subjected to the appropriate checks by the external auditors Deloitte & Touche S.p.A.

It should be underlined that the consolidated results to 31st March 2005 will be presented to the Board of Directors of Mediaset S.p.A. on 17th May 2005, applying the extension foreseen by the Consob resolution n°. 14990 of 14 April 2005 which, in the case of the application of IAS/IFRS in the first quarter of 2005 permits the publication of the Interim Report for the First Quarter within 75 days of the end of the period.

(encl. tables)

Cologno Monzese, 10 May 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

	Italian Gaap	Reclassified	Adjusted IAS/IFRS	IAS/IFRS
Non current assets	3,389.9	65.6	64.7	3,520.2
Non current assets held for sale	0.0	0.0	0.0	0.0
Current assets	1,540.0	-20.5	-1.3	1,518.2
TOTAL ASSETS	**4,929.9**	**45.1**	**63.5**	**5,038.5**
Group net equity	2,820.8	-17.3	74.3	2,877.8
Minority net equity	224.5	0.0	-0.8	223.6
TOTAL SHAREHOLDERS' EQUITY	**3,045.3**	**-17.3**	**73.5**	**3,101.5**
Non current liabilities	438.3	62.5	4.1	504.9
Non current liabilities held for sale	0.0	0.0	0.0	0.0
Current liabilities	1,446.3	0.0	-14.2	1,432.1
TOTAL LIABILITIES	**4,929.9**	**45.1**	**63.5**	**5,038.5**

CONSOLIDATED INCOME STATEMENT AT 31 DECEMBER 2004

	Italian Gaap	Reclassified	Adjusted IAS/IFRS	IAS/IFRS
Net revenues	3,441.6	2.8	-10.3	3,434.0
Labour costs	-402.5	2.8	-0.5	-400.1
Operating costs	-1,064.7	-11.0	10.4	-1,065.2
Total operating costs	-1,467.2	-8.1	10.0	-1,465.3
Gross operating margin	**1,974.4**	**-5.3**	**-0.4**	**1,968.7**
Amortization and depreciations	-892.5	4.9	9.5	-878.2
Operating profit pre Telecinco goodwill	**1,081.9**	**-0.5**	**9.1**	**1,090.5**
Amortization diff. consolidation Telecinco	-47.8	0.0	47.8	0.0
Operating profit	**1,034.1**	**-0.5**	**56.9**	**1,090.5**
% of revenues	*30.0%*			*31.8%*
Financial income/charges	27.3	-0.8	-6.6	19.9
Income/charges from investments	-67.2	1.9	1.0	-64.3
Extraordinary items	0.6	-0.6	0.0	0.0
Profit before taxation	**994.8**	**0.0**	**51.3**	**1,046.1**
Taxes	-390.9	0.0	-2.7	-393.6
Net profit	**603.9**	**0.0**	**48.6**	**652.5**
Minority interest (profit)/loss	-103.7	0.0	0.8	-102.9
NET PROFIT FOR THE GROUP	**500.2**	**0.0**	**49.4**	**549.6**

CONSOLIDATED INCOME STATEMENT TO 31 MARCH 2004

	Italian Gaap	Reclassified	Adjusted IAS/IFRS	IAS/IFRS
Net revenues	850.7	0.4	-2.9	848.2
Labour costs	-97.6	0.7	-2.5	-99.4
Operating costs	-258.4	-1.9	2.3	-258.1
Total operating costs	-355.9	-1.3	-0.2	-357.5
Gross operating margin	**494.8**	**-0.9**	**-3.1**	**490.7**
Amortization and depreciations	-209.8	0.6	2.3	-206.9
Amortization diff. consolidation Telecinco	**285.0**	**-0.3**	**-0.8**	**283.9**
Operating profit	-10.8	0.0	10.8	0.0
% of revenues	**274.2**	**-0.3**	**10.0**	**283.9**
Financial income/charges	*32.2%*	*-83.6%*	*-346.2%*	*33.5%*
Income/charges from investments	2.7	-0.2	-1.0	1.4
Extraordinary items	-2.3	0.0	0.3	-2.0
Profit before taxation	-0.5	0.5	0.0	0.0
Taxes	**274.1**	**0.0**	**9.3**	**283.3**
Net profit	-107.3	0.0	0.4	-106.9
Minority interest (profit)/loss	**166.8**	**0.0**	**9.7**	**176.4**
NET PROFIT FOR THE GROUP	-19.6	0.0	0.1	-19.5
Amortization diff. consolidation Telecinco	**147.2**	**0.0**	**9.7**	**156.9**


Transition to IAS/IFRS
MEDIASET
2004 Full Year Results
Milan, 10th May 2005

TRANSITION TO IAS/IFRS | Index


Financials
MEDIASET
| 2 |

TRANSITION TO IAS/IFRS | Summary on 2004 IAS/IFRS Impact

- Since January 1st 2005, MEDIASET is required to disclose consolidated financial statements in compliance with International Financial Reporting Standards (IFRSs)
- Full Year 2004: IAS/IFRS Positive impact on
  - **Group EBIT** : + 56.4 ml € vs 2004 Italian Gaap to 1,090.5 ml€
  - **Group Net Profit**: +49.4 ml€ vs 2004 Italian Gaap, to 549.6 ml€
  - 31/12 **Shareholders' Equity**: +57.0 ml €
  - No impact on **Net Financial Position**
- Minimum impact on 2005 for compliance with IAS 39 since 1/1/2005
- No material impact on the financial guidance released for the year 2005
- 2004 Full Year Data according to IAS/IFRS standards have been approved by the Board of Director and have been Audited


Financials
MEDIASET

TRANSITION TO IAS/IFRS | Legal Framework

Europe

CE Regulation no. 1606 Jul 2002 — **Mandatory** adoption by 2005 for consolidated reports by listed companies

Recommendation CESR Dic. 2003 — Recommended adoption from the first 2005 interim report by listed companies

Italy

D.Lgs. 38 28 Feb 2005
- **Mandatory** adoption by 2005 for consolidated reports by listed companies
- **Optional** adoption in 2005 for individual reports by listed and unlisted companies
- **Mandatory** adoption for 2006 individual reports by listed companies

Consob decision no. 14990
- **Optional** adoption starting from first quarter 2005
- **Mandatory** adoption starting from third quarter 2005 for consolidated reports by listed companies


MEDIASET

IAS/IFRS adoption

- for CONSOLIDATED results from 1stQ 2005
- for MEDIASET S.P.A. results from 1stQ 2006


Financials
MEDIASET
| 4 |

TRANSITION TO IAS/IFRS | Legal Framework

Mediaset chose the following Options:

- **IAS 32** - *Financial Instruments: Disclosure and Presentation and Revisions* and **IAS 39** - *Financial Instruments: Recognition and Measurement*, both adopted starting from **1st January 2005** but no pro-forma comparison with 2004;
- **Business Combination**: those M&A operations which took place before the date of transition to IFRS have not been revised
- **Tangible and Intangible assets**: the historical cost continues to be mantained as the reference value for those assets standing at the date of transition to IFRS
- **Benefits to personnel**: "*corridor method*" used for determining actuarial gains/losses in estimating benefits about termination indeminity (TFR)



TRANSITION TO IAS/IFRS | Legal Framework

- **Sector Information IAS 14:**

	Italy	Spain
Primary Sectors	Italy	Spain

Secondary Sectors	• FTA TV Operations
	  • Analog Commercial TV
	  • Digital Multichannel
	  • Digital Broadcasting
	• PPV Operations
	• Other non TV Operations
		• FTA TV Operations


Financials
MEDIASET

TRANSITION TO IAS/IFRS | Compliance Calendar

10th May 2005
Approval of 2004 Full Year results in compliance with IAS/IFRS Standards

- 2004 Opening Balance Sheet in compliance with the IAS/IFRS Standards
- 2004 Profit & Loss Account restated in compliance with the IAS/IFRS Standards
- 2004 Closing Bance Sheet in compliance with the IAS/IFRS Standards

17th May 2005
Approval of 2005 1st Quarter results in compliance with IAS/IFRS Standards

- 1/1/2005 First Adoption IAS 32/39
- 2005 1st Quarter Profit & Loss Account restated in compliance with the IAS/IFRS Standards
- 31/3/2005 Closing Balance Sheet in compliance with the IAS/IFRS Standards


Financials
MEDIASET


MEDIASET

TRANSITION TO IAS/IFRS | Group Main Impact


Financials
MEDIASET
| 8 |

MEDIASET GROUP | Main Impact on 2004 Opening Balance Sheet (1/1/2004)

SHAREHOLDERS' EQUITY	Group*	Italy	Spain
ITALIAN GAAP	**2,591.9**	**2,567.4**	**498.3**
Adjustments	(10.5)	(18.6)	15.5
IAS/IFRS	**2,581.4**	**2,548.9**	**513.7**

NET FINANCIAL POSITION	Group	Italy	Spain
ITALIAN GAAP	**(199.3)**	**(451.4)**	**252.1**
Adjustments	0.0	0.0	0.0
IAS/IFRS	**(199.3)**	**(451.4)**	**252.1**

* including consolidation effects



MEDIASET GROUP | Main Impact on 2004 Full Year P&L

2004 EBIT	Group	Italy	Spain
ITALIAN GAAP	**1,034.2***	**788.0**	**294.0**
Adjustaments	56.4	7.7	0.9
IAS/IFRS	**1,090.6**	**795.7**	**294.9**

2004 NET PROFIT	Group **	Italy	Spain
ITALIAN GAAP	**500.2**	**435.8**	**215.9**
Adjustaments	49.4	2.5	(1.7)
IAS/IFRS	**549.6**	**438.3**	**214.2**

*: after 47.8 ml euro Tele5 Goodwill Amortisation

**: IT Gaap after Tele5 minorities and Goodwill Amortisation; IAS/IFRS after Tele5 minorities


Financials
MEDIASET

MEDIASET GROUP | Main Impact on 2004 Closing Balance Sheet (31/12/2004)

SHAREHOLDERS' EQUITY	Group *	Italy	Spain
ITALIAN GAAP	**2,820.7**	**2,862.1**	**464.1**
Adjustments	57.0	(5.2)	13.6
IAS/IFRS	**2,877.8**	**2,856.9**	**477.7**

NET FINANCIAL POSITION	Group	Italy	Spain
ITALIAN GAAP	**62.0**	**(182.3)**	**244.3**
Adjustments	0.0	0.0	0.0
IAS/IFRS	**62.0**	**(182.3)**	**244.3**

* including consolidation effects


Financials
MEDIASET


MEDIASET

TRANSITION TO IAS/IFRS | Italian Business Impact

MEDIASET ITALIAN BUSINESS | 1/1/2004 Balance Sheet

(€ml.)	2004 IT Gaap	IAS 1 IAS 16 Reclass	IAS 38 Intagible Asset.	IAS 16 Tangible Asset	IAS 18 Rev. Recog.	IFRS 2 Stock Option	IAS 19 Employee benefits	IAS 37/38 NPV Liab. Provision	IAS 20 Gov. Grants	Others	Total IAS/IFRS	2004 IAS/IFRS
Total long-term assets	3,117.7	79.4	(3.5)	0.7	-	-	2.0	(2.7)	0.5	0.1	76.6	3,194.3
Total current assets	1,084.6	(21.9)	-	-	-	-	-	-	-	(0.8)	(22.7)	1,061.9
TOTAL ASSET	4,202.3	57.5	(3.5)	0.7	-	-	2.0	(2.7)	0.5	(0.7)	53.9	4,256.2
Share capital/Share premium	1,353.9	-	-	-	-	-	-	-	-	-	-	1353.9
Other reserve	414.4	-	-	0.7	-	2.9	-	-	(8.9)	-	(5.4)	409.1
Treasury shares	-	(21.9)	-	-	-	-	-	-	-	-	(21.9)	(21.9)
Retained earnings (losses)	799.1	-	(3.5)	(0.9)	5.3	(2.9)	(1.9)	(0.7)	8.1	5.2	8.7	807.8
Profit (loss) of the year	-	-	-	-	-	-	-	-	-	-	-	-
Shareholders'Equity	2,567.4	(21.9)	(3.5)	(0.2)	5.3	0.0	(1.9)	(0.7)	(0.8)	5.2	(18.6)	2,548.9
Minority interest	1.4	-	-	-	-	-	-	-	-	-	-	1.4
Total Shareholders'Equity	2,568.8	(21.9)	(3.5)	(0.2)	5.3	0.0	(1.9)	(0.7)	(0.8)	5.2	(18.6)	2,550.3
Total Non-Current Liability	424.3	79.4	-	1.0	3.1	-	(1.9)	(1.1)	-	3.0	83.6	507.8
Total Current Liability	1,209.2	-	-	-	(8.4)	-	5.8	(0.9)	1.3	(8.9)	(11.1)	1,198.1
TOTAL LIABILITY	4,202.3	57.5	(3.5)	0.8	0.0	0.0	2.0	(2.7)	0.5	(0.7)	53.9	4,256.2


Financials
MEDIASET

12g3-2(b)

MEDIASET ITALIAN BUSINESS| 2004 Full Year P&L Account

(€ml.)	2004 IT Gaap	IAS 1 Reclass Extr. It.	IAS 18 Rev. Recog.	IFRS 2 Stock Option	IAS 19 Person. Benefit	IAS 38 Non Cap. Costs	IAS 38/36 Goodwill amort.	NPV Liability Provision	Others	Total IAS/IFRS	2004 IAS/IFRS
Total Net Revenues	**2,649.4**	2.8	(10.4)	-	-	-	-	-	0.1	(7.6)	**2,641.8**
Personnel Costs	(331.9)	-	-	(4.6)	4.1	-	-	-	-	(0.5)	(332.4)
Other Operating Costs	(804.6)	(4.2)	11.7	-	-	(1.2)	-	-	-	6.3	(798.3)
EBITDA	**1,512.9**	(1.4)	1.2	(4.6)	4.1	(1.2)	0.0	0.0	0.1	(1.8)	**1,511.1**
Amortisation & Depreciation	(724.9)	-	-	-	-	2.5	5.5	1.0	0.5	9.5	(715.4)
EBIT	**788.0**	(1.4)	1.2	(4.6)	4.1	1.3	5.5	1.0	0.5	7.7	**795.7**
%operating margin	*29.7%*	-	-	-	-	-	-	-	-		*30.1%*
Financial Income (Losses)	21.9	-	-	-	(2.3)	-	-	(2.5)	(1.6)	(6.5)	15.4
Associates	(67.7)	-	-	-	-	-	1.0	-	-	1.0	(66.7)
Extraordinary Items	(1.4)	1.4	-	-	-	-	-	-	-	1.4	0.0
Pre-tax Profit	**740.8**		1.2	(4.6)	1.8	1.3	6.5	(1.6)	(1.1)	3.6	**744.4**
Taxes	(304.9)	-	-	-	-	-	-	-	(1.2)	(1.2)	(306.1)
Net Profit	**435.9**	-	-	-	-	-	-	-	(2.2)	2.5	**438.4**
Minorities	(0.1)	-	-	-	-	-	-	-	-	-	(0.1)
Italian Business Net Profit	**435.8**	0.0	1.2	(4.6)	1.8	1.3	6.5	(1.6)	(2.2)	2.5	**438.3**

MEDIASET ITALIAN BUSINESS | 2004 Operations (IAS/IFRS)

(€ml.)	Total Net Revenues	EBIT
FTA TV Operations	**2,555.0**	**817.9**
▪ Analog Commercial TV	2,538.7	854.9
▪ Digital Multichannel	0.0	(0.5)
▪ Digital Broadcasting	16.3	(36.6)
Pay-per-View TV Operations	**0.0**	**(18.8)**
Other non TV Operations	**86.7**	**(3.3)**
TOTAL	**2,641.8**	**795.7**



MEDIASET ITALIAN BUSINESS | FTA Analog Commercial TV

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total Net TV Revenues	**2,541.8**	**4.5**	**(7.6)**	**2,538.7**
TV Advertising Revenues	2,869.1	0.0	0.0	2,869.1
Other TV Revenues	99.1	4.1	(7.6)	95.6
Commissions	(426.4)	0.4		(426.0)
Total TV Costs	**(1,702.2)**	**4.7**	**13.7**	**(1,683.8)**
Personnel	(302.2)	0.5	(0.8)	(302.5)
TV Operating Costs	(720.6)	-1.6	7.5	(714.7)
TV Rights Amortisations	(598.2)	0.0	1.0	(597.2)
Other Amortisation & Depreciation	(81.2)	-1.2	6.0	(76.4)
Infra Segment Adjustament	-	7.0	-	7.0
EBIT from TV Operations	**839.7**	**9.2**	**6.1**	**854.9**
margin	*33.0%*			*33.7%*

MEDIASET ITALIAN BUSINESS | FTA Digital Multichannel

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total Net Revenues	**0.0**	**0.0**	**0.0**	**0.0**
Total Multichannel Costs	**0.0**	**0.0**	**0.0**	**0.0**
Personnel	0.0	(0.1)	-	(0.1)
Other Operating Costs	0.0	(0.1)	-	(0.1)
Amortisation & Depreciation	0.0	-	-	0.0
Infra Segment Adjustament	0.0	(0.3)	-	(0.3)
EBIT from Multichannel Op.	**0.0**	**(0.5)**	**0.0**	**(0.5)**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | FTA Digital Broadcasting

(€ml.)	2004* IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total Net Revenues	**16.3**	-	**0.0**	**16.3**
Total Broadcasting Costs	**(71.5)**	**18.7**	**0.0**	**(52.9)**
Personnel	(7.6)	(0.1)	-	(7.7)
Other Operating Costs	(32.4)	0.4	-	(32.0)
Amortisation & Depreciation	(31.5)	18.3	-	(13.2)
EBIT from Broadcasting Op.	**(55.3)**	**18.7**	**0.0**	**(36.6)**

* For 2004, including Multichannel, PPV and Others


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | Pay-per-View TV Operations

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total Net PPV Revenues	**0.0**	**0.0**	**0.0**	**0.0**
PPV Revenues	0.0	-	-	0.0
Other Revenues	0.0	-	-	0.0
Total PPV Costs	**0.0**	**(18.8)**	**0.0**	**(18.8)**
Personnel	0.0	(0.2)	-	(0.2)
Other Operating Costs	0.0	-	-	0.0
Rights Amortisations	0.0	(7.0)	-	(7.0)
Other Amortisation & Depreciation	0.0	(11.5)	-	(11.5)
EBIT from PPV Operations	**0.0**	**(18.8)**	**0.0**	**(18.8)**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | Other non-TV Operations

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total Other Revenues	**91.3**	**(4.6)**	**0.0**	**86.7**
Thematic Channels	30.7	(0.4)	-	30.3
Multimedia	29.7	(10.5)	-	19.2
Other Non-TV Revenues	30.9	6.3	-	37.2
Total Other non-TV Costs	**(87.6)**	**(4.0)**	**0.0**	**(90.0)**
Personnel	(22.1)	(0.1)	0.3	(21.9)
Non-TV Operating Cost	(51.6)	1.3	(1.2)	(51.5)
Amortisations & Depreciations	(13.9)	1.4	2.5	(10.0)
Infra Segment Adjustament	0.0	(6.7)	-	(6.7)
EBIT from Other Operations	**3.6**	**(8.6)**	**1.6**	**(3.3)**


Financials
MEDIASET

12g3-2(b)

MEDIASET ITALIAN BUSINESS | 31/12/2004 Balance Sheet

(€ml.)	2004 IT Gaap	IAS 1 IAS 16 Reclass	IAS 36 Intagible Asset.	IAS 16 Tangible Asset	IAS 18 Rev. Recog.	IFRS 2 Stock Option	IAS 19 Employee benefits	IAS 37/38 NPV Liab. Provision	IAS 20 Gov. Grants	Others	Total IAS/IFRS	2004 IAS/IFRS
Total long term assets	3,376.0	62.5	2.8	1.2	0.0	0.0	1.5	(10.5)	0.6	1.7	59.9	3,435.9
Total current assets	1,103.3	(17.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.9)	(18.2)	1,085.1
TOTAL ASSET	4,479.3	45.2	2.8	1.2	0.0	0.0	1.5	(10.5)	0.6	0.7	41.7	4,521.0
Share capital/Share premium	1,354.0	-	-	-	-	-	-	-	-	-	-	1,354..0
Other reserve	339.0	-	-	0.7	-	7.4	-	-	(8.9)	1.7	0.9	339.9
Treasury shares	0.0	(17.3)	-	-	-	-	-	-	-	-	(17.3)	(17.3)
Retained earnings (losses)	603.4	-	(3.5)	(0.9)	5.3	(2.9)	(1.9)	(0.7)	8.1	5.2	8.7	612.1
Profit (loss) of the year	565.7	-	5.8	0.3	0.8	(4.5)	1.2	(1.0)	0.2	(0.3)	2.5	568.2
Shareholders'Equity	2,862.1	(17.3)	2.3	0.1	6.1	0.0	(0.7)	(1.8)	(0.6)	6.6	(5.2)	2,856.9
Minority interest	1.4	-	-	-	-	-	-	-	-	-	-	1.4
Total Shareholders'Equity	2,863.5	(17.3)	2.3	0.1	6.1	0.0	(0.7)	(1.8)	(0.6)	6.7	(5.2)	2,858.3
Total Non-Current Liability	371.4	62.5	0.5	1.1	3.6	0.0	(3.6)	(0.2)	0.0	3.0	66.9	438.3
Total Current Liability	1,244.4	0.0	0.0	0.0	(9.6)	0.0	5.8	(8.5)	1.2	(8.9)	(20.1)	1,224.5
TOTAL LIABILITY	4,479.3	45.2	2.8	1.2	0.0	0.0	1.5	(10.5)	0.6	0.7	41.7	4,521.0



Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(€ml.)	2004 IT Gaap	Adjustament IAS/IFRS	2004 IAS/IFRS
Net Financial Position 1/1	**(451.4)**	**-**	**(451.4)**
Free Cash Flow from Core Activities	**468.3**	**(19.6)**	**448.7**
- Cash Flow from Operations	1,179.8	(6.6)	1,173.2
- Investments	(850.0)	-	(850.0)
- Disinvestments	1.4	-	1.4
- Change in Net Working Capital (CNWC)	137.1	(13.0)	124.1
Equity (Investments)/Disinvest.	(82.9)	-	(82.9)
Cashed-in Dividends from Tele5	155.0	-	155.0
Free Cash Flow	**540.4**	**(19.6)**	**520.8**
Dividends	(271.3)	-	(271.3)
Other Change in Shareholders' Equity	-	**19.6**	**19.6**
Total Net Cash Flow	**269.1**	**0.0**	**269.1**
Net Financial Position 31/12	**(182.3)**	**-**	**(182.3)**


Financials
MEDIASET

MEDIASET

TRANSITION TO IAS/IFRS | Group Consolidated Impact

- BACK UP SLIDES -


Financials
MEDIASET
| 23 |

MEDIASET GROUP | 1/1/2004 Consolidated Balance Sheet

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total long term assets	3,203.9	82.1	15.8	3,301.8
Total current assets	1,493.0	(24.6)	(0.8)	1,467.6
TOTAL ASSET	4,696.9	57.5	15.0	4,769.4
Share capital/Share premium	1,353.9	-	-	1,353.9
Other reserve	228.0	-	(5.4)	222.7
Treasury shares	0.0	(21.9)	-	(21.9)
Retained earnings (losses)	1,010.0	-	16.7	1,026.7
Profit (loss) of the year	0.0	-	0.0	0.0
Shareholders'Equity	2,591.9	(21.9)	11.4	2,581.4
Minority interest	240.9	-	7.4	248.4
Total Shareholders'Equity	2,832.8	(21.9)	18.8	2.829.7
Total Non-Current Liability	475.1	79.4	3.8	558.3
Total Current Liability	1,388.9	0.0	(7.6)	1,381.3
TOTAL LIABILITY	4,696.9	57.5	15.0	4,769.4


Financials
MEDIASET

12g3-2(b)

MEDIASET GROUP | 2004 Full Year Consolidated Results

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Net Consolidated Revenues	**3,441.6**	**2.8**	**(10.3)**	**3,434.0**
Personnel Costs	(402.5)	2.8	(0.5)	(400.1)
Other Operating Costs	(1,064.7)	(11.0)	10.4	(1,065.2)
EBITDA	**1,974.4**	**(5.3)**	**(0.4)**	**1,968.7**
Amortisation & Depreciation	(892.5)	4.9	9.5	(878.2)
EBIT pre Goodwill Amortisation	**1,081.9**	**(0.5)**	**9.1**	**1,090.5**
Tele5 Goodwill Amortisation	(47.8)		**47.8**	0.0
EBIT	**1,034.1**	**(0.5)**	**56.9**	**1,090.5**
Financial Income (Losses)	27.3	(0.8)	(6.6)	19.9
Associates	(67.2)	1.9	1.0	(64.3)
Extraordinary Items	0.6	(0.6)	-	0.0
Pre-Tax Profit	**994.8**	**0.0**	**51.3**	**1,046.1**
NET PROFIT (*)	**500.2**	**0.0**	**49.4**	**549.6**

(*): IT Gaap after Tele5 minorities and Goodwill Amortisation; IAS/IFRS after Tele5 minorities



Financials
MEDIASET

MEDIASET GROUP | 31/12/2004 Consolidated Balance Sheet

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total long term assets	3,389.9	65.6	64.7	3,520.2
Total current assets	1,540.0	(20.5)	(1.3)	1,518.2
TOTAL ASSET	4,929.9	45.1	63.4	5,038.4
Share capital/Share premium	1,354.0	-	-	1,354..0
Other reserve	131.9	-	0.8	132.6
Treasury shares	0.0	(17.3)	-	(17.3)
Retained earnings (losses)	834.8	-	24.1	858.9
Profit (loss) of the year	500.2	-	49.4	549.5
Shareholders'Equity	2,820.7	(17.3)	74.3	2,877.8
Minority interest	224.5	-	(0.8)	223.6
Total Shareholders'Equity	3,045.3	(17.3)	73.5	3,101.5
Total Non-Current Liability	438.3	62.5	4.1	504.9
Total Current Liability	1,446.3	-	(14.2)	1,432.1
TOTAL LIABILITY	4,929.9	45.2	63.4	5,038.4


Financials
MEDIASET


TELECINCO

TRANSITION TO IAS/IFRS | Spanish Business Impact

- BACK UP SLIDES -


Financials
MEDIASET
| 27 |

TELECINCO | 1/1/2004 Balance Sheet

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total long-term assets	320.8	2.7	18.6	342.1
Total current assets	408.4	(2.7)	0.0	405.7
TOTAL ASSET	729.2	0.0	18.6	747.8
Share capital/Share premium reserves	93.1	-	-	93.1
Other reserves	282.8	-	-	282.8
Treasury shares	0.0	-	-	0.0
Retained earnings (losses)	122.3	-	15.5	137.8
Profit (loss) of the year	0.0	-	-	0.0
Shareholders' Equity	498.3	0.0	15.5	513.7
Minority interest	0.3	-	-	0.3
Total Shareholders' Equity	498.6	0.0	15.5	514.0
Total Non-Current Liability	50.9	0.0	(0.4)	50.5
Total Current Liability	179.7	0.0	3.5	183.3
TOTAL LIABILITY	729.2	0.0	18.6	747.8


Financials
MEDIASET

TELECINCO | 2004 Full Year P&L Results

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Net Consolidated Revenues	**793.4**	-	-	**793.4**
Personnel Costs	(70.6)	2.8	-	(67.8)
Other Operating Costs	(261.2)	(6.8)	-	(268.0)
EBITDA	**461.6**	**(3.9)**	**0.0**	**457.7**
Amortisation & Depreciation	(167.6)	4.9	-	(162.8)
EBIT	**294.0**	**0.9**	**0.0**	**294.9**
Financial Income (Losses)	5.4	(0.8)	(0.1)	4.5
Associates	0.5	1.9	-	2.4
Extraordinary Items	2.0	(2.0)	-	0.0
Pre-Tax Profit	**301.9**	**0.0**	**(0.1)**	**301.8**
Taxes	(86.0)	-	(1.6)	(87.5)
NET PROFIT	**215.9**	**0.0**	**(1.7)**	**214.2**

TELECINCO | 31/12/2004 Balance Sheet

(€ml.)	2004 IT Gaap	Reclassification	Adjustament IAS/IFRS	2004 IAS/IFRS
Total long-term assets	296.5	3.1	19.6	319.2
Total current assets	436.7	(3.2)	(0.4)	433.1
TOTAL ASSET	733.2	(0.1)	19.2	752.3
Share capital/Share premium reserves	123.3	-	-	123.3
Other reserves	136.8	-	-	136.8
Treasury shares	0.0	(0.1)	-	(0.1)
Retained earnings (losses)	(11.9)	-	15.5	3.6
Profit (loss) of the year	215.9	-	(1.7)	214.2
Shareholders'Equity	464.1	(0.1)	13.7	477.7
Minority interest	0.4	-	-	0.4
Total Shareholders'Equity	464.5	(0.1)	13.7	478.1
Total Non-Current Liability	66.9	0.0	(0.3)	66.6
Total Current Liability	201.8	0.0	5.8	207.6
TOTAL LIABILITY	733.2	(0.1)	19.2	752.3


Financials
MEDIASET

TELECINCO | Cash Flow Statement

(€ml.)	2004 IT Gaap	Adjustament IAS/IFRS	2004 IAS/IFRS
Net Financial Position 1/1	**252.1**	-	**252.1**
Free Cash Flow	**242.2**	**(15.4)**	**226.8**
Cash Flow from Operations	409.5	(8.5)	401.0
Investments	(155.3)	(7.0)	(162.3)
Disinvestments	4.1	1.9	6.0
Change in Net Working Capital (CNWC)	(16.1)	(1.8)	(17.9)
Equity (Investments)/Disinvest.	-	-	0.0
Dividends	(250.0)	-	(250.0)
Other Change in Shareholders' Equity	-	**15.4**	**15.4**
Total Net Cash Flow	**(7.8)**	**0.0**	**(7.8)**
Net Financial Position 31/12	**244.3**	**0.0**	**244.3**


Financials
MEDIASET

TRANSITION TO IAS/IFRS | Disclaimer

From January 1st 2005 MEDIASET is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) as endorsed by the European Commission (EC). The information in this document has been prepared on the base of IFRSs, endorsed by EC, expected to be in force at the year end 2005. In this respect, all of the following should be noted:

- the IFRSs in force at December 31st 2005 may differ from those used for the preparation of this document owing to future position that may be taken by EC on endorsement as well as to interpretation, guidance and future standards issued by IASB or International Financial Reporting Interpretations Committee (IFRIC);
- taking into account the recent implementation of IFRSs, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to fact patterns not specifically addressed by IFRSs;
- changes arising from any of the above listed items or from the development of industry" best practice" might also impact certain decisions and interpretations currently adopted by MEDIASET for the preparation of the information contained in this document;
- as a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 MEDIASET Annual Report.
- Data disclosed in in this presentation were approved by the Board of Director and have been audited in compliance with IFRS standards.


Financials
MEDIASET


Transition to IAS/IFRS
MEDIASET
Q&A
Milan, 10th May 2005

MEDIASET

12g3-2(b)

Press Release

First quarter 2005 Mediaset Group

Consolidated results

Net revenues: €931.0 million

EBIT: €344.0 million

Net profit: €198.7 million

Advertising revenues and TV ratings

Italy

TV advertising revenues Publitalia: +1.5%

Mediaset channels confirm Prime Time leadership

Spain

TV advertising revenues Publiespana: +20.1%

Telecinco Spain's most popular channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's results for the first three months of 2005, prepared in compliance with the new international accounting principles (IAS/IFRS), the obligatory standard for the consolidated accounts of European listed companies from 2005.

The Group's results in the first quarter of the year reflect the excellent beginning of the TV season in the two geographic areas (Italy and Spain), both in terms of advertising sales and audience ratings.

In particular, in Italy, **Publitalia '80's TV advertising revenues** for the three channels grew in the first three months of 2005 by **1.5%** to reach **€759.4 million,** compared with the €748.5 million of the same period of the previous year. This result was better than expected if one considers that the first quarter of 2004 was the period of greatest growth in the last year and that February 2005 had one less day given that 2004 was a leap year.

The **ratings** for Mediaset's channels were also excellent.

In Prime Time Canale 5, Italia 1 and Retequattro achieved a combined **share of 44.1%**, confirming the company's leadership in the Italian television market.
This leadership is even stronger in the **commercial target** of 15-64-year olds, the group of most interest to advertisers: Mediaset's total ratings in the early evening slot reached **44.7%.**

Also the **Telecinco Group** achieved excellent results in the first quarter of 2005.
Advertising revenues grew at a sustained pace, recording an increase of **20.2%** compared with the first quarter of 2004.
There was also an increase in **ratings**. In the first three months of 2005, Telecinco confirmed its position as Spain's most popular channel in all the time bands.
In particular in **prime time**, Telecinco **is the leader with a 23.5% share**, ahead of Antena 3 TV (22.3%) and TVE1 (19.2%).
In the **commercial target** (13-54-year olds), Telecinco reinforced its undisputed leadership with a **24.6% share,** 8.6 points more than TVE1 (16%) and 2.4 more than Antena 3 TV (22.2%).

As already notified, the Mediaset Group has commissioned the auditing firm Deloitte & Touche S.p.A. To conduct a check of the preliminary reconciliation summaries for IAS/IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005. The results of the audit will be made available soon.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first nine three of 2005 can be summarised as follows:

- **consolidated net revenues** came to **€931.0 million**, compared with €848.2 million in the first quarter of 2004 **(+ 9.8%).**

- **EBIT** of **€344.0 million, an increase of 21.2%,** net of amortizations and depreciations of €223.5 million.

- there was a **significant growth** in operating profit as a proportion of consolidated net revenues **(operating profitability) of 36.9%**, compared with 33.5% in the first quarter of 2004.

- **Profit before taxation** and minority interest **grew by 21.2%**, up from €283.3 million in the first quarter of 2004, to **€343.3 million** for the first three months of 2005.

- **net profit** for the Group, net of estimated taxation, came to **€198.7 million**, compared with €156.9 million for the first quarter of the previous year **(+26.6%).**



- the Group's **net financial position** showed a surplus that went from the +€62.0 million on 31 December 2004, to **+€ 417.8 million** on 31 March 2005.



A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first three months of 2005 grew by **6.3%** compared with the same period of the previous year, rising from €675.1 million to **€717.7 million.**
- **total television costs** (labour costs + TV operating costs + amortizations of TV rights), showed a slight increase of 3.8%.
- **EBIT**, including a capital gain of €40.9 million, deriving from the sale of a 1.9% stake in Telecinco, came to **€248.7 million**, compared with the €227.0 million of the first quarter of 2004 **(+9.6%).**
- **profit before taxation** showed an **increase of 9.5%**, rising from €225.2 million in the first three months of 2004, to **€246.5 million** this time.
- **net profit increased by 21%** reaching **€164.2 million**, compared with the €135.7 million of the first quarter of 2004.

Spain

- in the first three months of 2005 the **consolidated net revenues** generated by the Telecinco Group came to **€213.3 million, an increase of 23.2%**, compared with the same period of the previous year.
- The Telecinco Group's **total costs** (operating costs + amortizations and depreciations), went from €116.4 million in the first three months of 2004, to €120.2 million for the first three months of 2005.
- Telecinco's **operating profit** rose from the €56.8 million of the first three months of 2004 to **€93.1 million** in the first three months of the current year (+63.9%).
- **pre-tax profit** came to **€94.6 million** compared with the €58.1 million of the first quarter of 2004.
- **net profit** reached **€64.6 million**, compared with the €40.6 million of the first quarter of 2004.



FORECAST FOR THE YEAR

Calculated on an annual basis, the growth objectives in advertising revenues and the maintenance of efficiency targets – both in terms of television costs and investments in rights – are expected to make it possible for the Group to maintain its high operating profitability and to improve the cash generation recorded in 2004

Italia

- Revenues: in the first four months of 2005 Publitalia's **television advertising revenues** were up by 3.6%, thanks also to growth generated in April of **10%** compared with the same period of2004.

- Ratings: in the spring guarantee period (30 January–16 May) Mediaset's channels confirmed their absolute leadership, both in the **24-hours (43.5%)** and **in Prime Time (45.3%).**

Spain

- Revenues: also in the first four months of the year, Publiespana's **advertising sales** for Telecinco showed a sustained level of growth

- Ratings: Telecinco maintained its leadership in all the time bands with a **share of 22.5% in the 24-hours and 23.6% in prime time.**

Cologno Monzese, 17 May 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



12g3-2(b)

Highlights from the consolidated income statement (*)

in €m

2004		Q1 2005	Q1 2004
3,379.0	Revenues from sales and services	922,8.0	838.2
56.2	Other revenues and income	8,2	10.0
3,435.2	**Total consolidated net revenues**	**931.0**	**848.2**
400.2	Labour costs	107.8	99.3
1,066.3	Procurement, services and other costs	298.8	258.2
1,466.5	**Operating costs**	**406.6**	**357.5**
1,968.7	**Gross operating profit**	**524.4**	**490.7**
878.2	Amortisation and depreciations	223.5	206.9
1,90.58	**Operating profit**	**300.9**	**283.9**
-	((Losses)/gains from equity disposals	43.1	-
1,900.5	**EBIT**	**344.0**	**283.9**
19.9	Financial income /(charges)	0.3	1.5
(64.3)	Income/(charges) from investments	(1.0)	(2.1)
1,046.1	**Profit before taxation**	**343.3**	**283.3**
(393.6)	Income taxes	(112.3)	(106.9)
652.5	**Net profit from operations**	**231.0**	**176.4**
	(Net profit from discontinued activities)	-	-
(102.9)	(Minority interest (profit)/loss	(32.3)	(19.5)
549.6	**Profit for the Mediaset Group Mediaset**	**198.7**	**156.9**

Highlights from the consolidated balance sheet

in €m

	31/03/2005	31/12/2004
Non current assets	3,584.8	3,521.0
Non current assets held for sale	-	0.0
Current assets	1,813.4	1,518.3
TOTAL ASSETS	**5,398.2**	**5,039.3**
Group net equity	3,055.1	2,870.4
Minority net equity	272.5	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,327.6**	**3,101.5**
Non current liabilities	**512.7**	504.9
Non current liabilities held for sale	-	0.0
Current liabilities	1,557.9	1,432.9
TOTAL LIABILITIES	**5,398.2**	**5,039.3**

(*) *The Quarterly Report to 31 March 2005 is not subject to certification by the external auditors*


2005 First Quarter Results
MEDIASET
Milan, 17th May 2005


Broadcasting
MEDIASET
2005 First Quarter Results

MEDIASET 2005 1Q | 24Hours Audience Share


INDIVIDUALS
Rai
43.1%
MEDIASET
42.9%
COMMERCIAL TARGET
(15-64 Years)
Rai
39.6%
MEDIASET
45.0%

Source: Auditel

MEDIASET 2005 1Q | PRIME TIME Audience Share

20.30-22.30

INDIVIDUALS

COMMERCIAL TARGET
(15-64 Years)


Rai
43.6%
MEDIASET
44.1%
Rai
41.2%
MEDIASET
45.9%

Source: Auditel


Broadcasting
MEDIASET

MEDIASET 2005 I Q | 24Hours Channel Ranking

15-64 yrs		15-24 yrs		25-34 yrs		35-44 yrs	
CANALE 5	**24.7**	**CANALE 5**	**28.9**	**CANALE 5**	**27.8**	**CANALE 5**	**25.3**
RAI I	20.3	**ITALIA I**	**22.2**	RAI I	17.1	RAI I	17.6
ITALIA I	12.6	RAI I	14.3	**ITALIA I**	15.2	**ITALIA I**	14.9
RAI 2	11.0	RAI 2	8.1	RAI 2	10.1	RAI 2	11.2
RAI 3	8.3	RAI 3	5.0	RAI 3	7.0	RAI 3	7.2
RETE 4	7.7	**RETE 4**	5.0	**RETE 4**	6.3	**RETE 4**	6.8

45-54 yrs		55-64 yrs		65+ yrs		4-14 yrs	
CANALE 5	**23.4**	RAI I	26.8	RAI I	31.6	**ITALIA I**	**26.9**
RAI I	21.7	**CANALE 5**	**21.2**	**CANALE 5**	**19.4**	**CANALE 5**	**19.9**
RAI 2	11.9	RAI 2	12.1	**RETE 4**	**12.5**	RAI I	13.7
ITALIA I	10.1	RAI 3	11.1	RAI 2	12.4	RAI 2	10.3
RAI 3	9.3	**RETE 4**	9.7	RAI 3	10.6	RAI 3	5.9
RETE 4	8.7	**ITALIA I**	6.4	**ITALIA I**	3.9	**RETE 4**	4.3

Source: Auditel

MEDIASET 2005 I Q | "Access PRIME TIME" Audience Share

20.30-21.00



49.0
40.8
21.3
43.1
46.1
24.3
Rai
MEDIASET
Autumn 2004
1Q 2005

Source: Auditel, Individuals



Broadcasting
MEDIASET

MEDIASET APRIL 2005| 24Hours Audience Share


INDIVIDUALS
Rai
43.5%
MEDIASET
42.6%
COMMERCIAL TARGET
(15-64 Years)
Rai
40.1%
MEDIASET
44.8%

Source: Auditel


Broadcasting
MEDIASET

MEDIASET APRIL 2005 | PRIME TIME Audience Share

20.30-22.30



INDIVIDUALS
Rai
42.8%
MEDIASET
44.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
40.6%
MEDIASET
46.5%

Source: Auditel



Broadcasting
MEDIASET


Advertising
MEDIASET
2005 First Quarter Results

MEDIASET 2005 IstQ | Publitalia Advertising Revenues



1.5%
748.5
759.4
(€ml.)
1Q2004
1Q2005



Advertising
MEDIASET

MEDIASET 2005 IstQ | Advertising by Sector

	1Q2005 (ml€)	2005 vs 2004
MEDIA & PUBLISHING	80.6	+3.1%
TELECOM	68.7	-4.1%
AUTOMOTIVE	96.3	+4.6%
FINANCE/INSURANCE	29.7	+26.5%
NON FOOD	115.4	-3.5%
FOOD	187.5	-10.9%

MEDIASET 2005 IstQ | New Clients Acquisition Policy

Active Clients		New Clients in 2005	
2004	583	New Clients	50
2005	574	Revenues	17.9 ml €


Advertising
MEDIASET

MEDIASET 2005 4M | Publitalia Advertising Revenues


3.6%
1,002.8
1,038.9
(€ml.)
4M2004
4M2005


Advertising
MEDIASET
| 13 |

MEDIASET 2005 4M| Advertising by Sector

	1Q '05 vs 1Q '04	4M '05 vs 4M '04
MEDIA & PUBLISHING	+3.1%	+5.0%
TELECOM	-4.1%	+7.0%
AUTOMOTIVE	+4.6%	+2.6%
FINANCE/INSURANCE	+26.5%	+38.5%
NON FOOD	-3.5%	-1.5%
FOOD	-10.9%	-4.3%

12g3-2(b)

MEDIASET 2005 4M| Advertising by Sector

	4M2005	4M '05 vs 4M'04
RETAIL	11.5	+35.7%
▪ Food & Drug Retailers	3.3	
▪ Hard & Soft Discount	5.6	
▪ Electronic Retailers	1.8	
▪ Others	0.8	


Advertising
MEDIASET


Financials
MEDIASET
2005 First Quarter Results

MEDIASET GROUP | P&L Consolidated Results (IAS/IFRS)

(€ml.)	1Q2004	1Q2005
Net Consolidated Revenues	**848.2**	**931.0**
Operating Costs	(357.5)	(406.6)
EBITDA	**490.7**	**524.4**
Amortisation & Depreciation	(206.9)	(223.5)
EBIT	**283.9**	**344.0**
Pre-Tax Profit and Minorities	**283.3**	**343.3**
Group Net Profit	**156.9**	**198.7**


Financials
MEDIASET

MEDIASET GROUP | P&L Consolidated Results (IAS/IFRS)

(€ml.)	1Q2005 Consolidated	1Q2005 Mediaset	1Q2005 Telecinco	Consolidation Effects
Net Consolidated Revenues	931.0	717.7	213.3	*0.0*
EBITDA	524.4	392.5	131.9	*0.0*
margin	*56.3%*	*54.7%*	*61.8%*	
Operating Profit	300.9	207.8	93.1	*0.0*
margin	*32.3%*	*29.0%*	*43.6%*	
EBIT	344.0	248.7	93.1	*0.0*
margin	*36.9%*	*34.6%*	*43.6%*	
Net Profit	231.0	164.2	64.6	*2.2*
Minorities	(32.3)			
Group Net Profit	198.7			


MEDIASET

2005 IQ RESULTS | Italian Business


Financials
MEDIASET
| 19 |

MEDIASET ITALIAN BUSINESS | P&L Results (IAS/IFRS)

(€ml.)	1Q2004	1Q2005
Net Consolidated Revenues	**675.1**	**717.7**
Personnel Costs	(83.3)	(91.1)
Other Operating Costs	(198.7)	(234.1)
EBITDA	**393.1**	**392.5**
Amortisation & Depreciation	(166.1)	(184.7)
Operating Profit	**227.0**	**207.8**
Gain (Losses) from Equity disinvest.	0.0	40.9
EBIT	**227,0**	**248.7**
Financial Income (Losses)	0.4	(1.0)
Associates	(2.3)	(1.2)
Pre-Tax Profit	**225.2**	**246.5**
Taxes	(89.5)	(82.3)
NET PROFIT	**135.7**	**164.2**

MEDIASET ITALIAN BUSINESS | 2005 1st Quarter Operations (IAS/IFRS)

(€ml.)	Total Net Revenues	Operating Profit
FTA TV Operations	**667.2**	**218.1**
▪ Analog Commercial TV	660.8	229.3
▪ Digital Multichannel	1.0	(0.7)
▪ Digital Broadcasting	5.4	(10.5)
Pay TV Operations	**30.6**	**(11.3)**
Other non TV Operations	**19.9**	**0.9**
TOTAL	**717.7**	**207.8**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | FTA, Commercial TV

(€ml.)	1Q2004	1Q2005
Total Net TV Revenues	**652.1**	**660.8**
TV Advertising Revenues	748.5	759.4
Other TV Revenues	15.5	14.2
Commissions	(111.9)	(112.8)
Total TV Costs	**(415.6)**	**(431.5)**
Personnel	(78.5)	(84.3)
TV Operating Costs	(179.6)	(201.0)
TV Rights Amortisations	(144.1)	(136.9)
Other Amortisation & Depreciation	(16.1)	(13.7)
Infra Segment Adjustament	2.7	4.4
Commercial TV Operating Profit	**236.4**	**229.3**
margin	*36.2%*	*34.7%*

MEDIASET ITALIAN BUSINESS | FTA, Multichannel

(€ml.)	1Q2004	1Q2005
Total Net Revenues	**0.0**	**1.0**
Advertising Revenues	0.0	1.1
Commission	0.0	(0.1)
Total Multichannel Costs	**0.0**	**(1.7)**
Personnel	0.0	(0.2)
Other Operating Costs	0.0	(0.4)
Amortisation & Depreciation	0.0	0.0
Infra Segment Adjustament	0.0	(1.0)
Multichannel Operating Profit	**0.0**	**(0.7)**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | FTA, Broadcasting

(€ml.)	1Q2004	1Q2005
Total Net Revenues	**3.8**	**5.4**
Total Broadcasting Costs	**(12.7)**	**(15.8)**
Personnel	(1.8)	(3.0)
Other Operating Costs	(7.3)	(11.1)
Amortisation & Depreciation	(3.6)	(4.7)
Infra Segment Adjustament	0.0	3.0
Broadcasting Operating Profit	**(8.8)**	**(10.5)**



MEDIASET ITALIAN BUSINESS | Pay-per-View

(€ml.)	1Q2004	1Q2005
Total Net PPV Revenues	**0.0**	**30.6**
PPV Revenues	0.0	7.9
Other Revenues	0.0	22.0
Advertising Revenues	0.0	0.9
Commissions	0.0	(0.2)
Total PPV Costs	**0.0**	**(41.9)**
Personnel	0.0	(0.3)
Other Operating Costs	0.0	(10.8)
Rights Amortisations	0.0	(21.2)
Other Amortisation & Depreciation	0.0	(5.8)
Infra Segment Adjustament	0.0	(3.8)
PPV Operating Profit	**0.0**	**(11.3)**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | Other non TV Operations

(€ml.)	1Q2004	1Q2005
Total Other Revenues	**19.1**	**19.9**
Thematic Channels	7.7	7.7
Multimedia	4.9	4.7
Other Non-TV Revenues	6.5	7.5
Total Other Costs	**(19.7)**	**(18.9)**
Personnel	(3.0)	(3.2)
Non-TV Operating Cost	(11.7)	(10.8)
Amortisations & Depreciations	(2.3)	(2.4)
Infra Segment Adjustament	(2.7)	(2.6)
Other non-TV Operating Profit	**(0.6)**	**0.9**


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | Investments (IAS/IFRS)


136.2 ml€
212.7 ml€
7.1
3.4
125.7
1Q2004
6.1
8.9
197.7
1Q2005
TV Rights
DTT
Technical & Immaterial

MEDIASET ITALIAN BUSINESS | Cash Flow Statement (IAS/IFRS)

(€ml.)	1Q2004	1Q2005
Net Financial Position 1/1	(451.4)	(182.3)
Free Cash Flow from Core Activities	**356.3**	**230.5**
- Cash Flow from Operations	331.8	309.0
- Investments	(136.2)	(212.7)
- Disinvestments	0.0	0.0
- Change in Net Working Capital (CNWC)	160.7	134.2
Equity (Investments)/Disinvest.	0.0	47.4
Cashed-in Dividends from Tele5	0.0	0.0
Free Cash Flow	**356.3**	**277.9**
Dividends	0.0	0.0
Total Net Cash Flow	**356.3**	**277.9**
Net Financial Position 31/3	(95.1)	95.6


Financials
MEDIASET


Questions & Answers
MEDIASET
2005 First Quarter Results


TELECINCO

2005 IQ RESULTS | Spanish Business

BACK UP SLIDES


Financials
MEDIASET

TELECINCO | 2004 Full Year P&L Results (IAS/IFRS)

(€ml.)	1Q2004	1Q2005
Net Consolidated Revenues	**173.2**	**213.3**
Personnel Costs	(16.0)	(16.7)
Other Operating Costs	(59.5)	(64.7)
EBITDA	**97.7**	**131.9**
Amortisation & Depreciation	(40.9)	(38.8)
EBIT	**56.8**	**93.1**
Financial Income (Losses)	1.1	1.3
Associates	0.2	0.2
Pre-Tax Profit	**58.1**	**94.6**
Taxes	(17.5)	(30.0)
NET PROFIT	**40.6**	**64.6**


Financials
MEDIASET

TELECINCO | Investments (IAS/IFRS)


€ 58.4 ml.
€ 37.9 ml.
1.4
57.0
1Q2004
0.6
37.3
1Q2005
TV Rights
Tangible & Intangible Fixed Assets


Financials
MEDIASET

TELECINCO | Cash Flow Statement (IAS/IFRS)

(€ml.)	1Q2004	1Q2005
Net Financial Position 1/1	**252.1**	**244.3**
Free Cash Flow	**58.9**	**77.9**
Cash Flow from Operations	83.7	104.0
Investments	(58.4)	(37.9)
Change in Net Working Capital (CNWC)	33.6	11.8
Equity (Investments)/Disinvest.	0.0	0.0
Dividends	0.0	0.0
Total Net Cash Flow	**58.9**	**77.9**
Net Financial Position 31/3	**311.0**	**322.2**


Financials
MEDIASET

BACK UP SLIDES

MEDIASET GROUP | 31/3/2005Balance Sheet (IAS/IFRS)

(€ml.)	31/12/2004	31/3/2005
Total long term assets	3,521.0	3,584.8
Total current assets	1,518.3	1,813.4
TOTAL ASSET	5,039.3	5,398.2
Shareholders'Equity	2,870.4	3,055.1
Minority interest	231.1	272.5
Total Shareholders'Equity	3,101.5	3,327.6
Total Non-Current Liability	504.9	512.7
Total Current Liability	1,432.9	1,557.9
TOTAL LIABILITY	5,039.3	5,398.2


Financials
MEDIASET

MEDIASET ITALIAN BUSINESS | 31/3/2005Balance Sheet (IAS/IFRS)

(€ml.)	31/12/2004	31/3/2005
Total long term assets	3,436.7	3.482.5
Total current assets	1,085.1	1,310.6
TOTAL ASSET	4,521.8	4,793.1
Shareholders'Equity	2,856.9	3,012.0
Minority interest	1.4	1.6
Total Shareholders'Equity	2,858.3	3,013.6
Total Non-Current Liability	438.3	444.1
Total Current Liability	1,225.2	1,335.4
TOTAL LIABILITY	4,521.8	4,793.1


Financials
MEDIASET

TELECINCO | 31/3/2005 Balance Sheet (IAS/IFRS)

(€ml.)	31/12/2004	31/3/2005
Total long-term assets	319.2	323.2
Total current assets	433.1	502.2
TOTAL ASSET	752.3	825.4
Shareholders'Equity	477.7	542.3
Minority interest	0.4	0.4
Total Shareholders'Equity	478.1	542.7
Total Non-Current Liability	66.6	67.7
Total Current Liability	207.6	215.0
TOTAL LIABILITY	752.3	825.4


Financials
MEDIASET


MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.


MEDIASET